LQR House Inc.

2699 Stirling Road, Suite A-105

Fort Lauderdale, FL 33312

April 18, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeff Gordon Claire Erlanger Eranga Dias Asia Timmons-Pierce

Re:	LQR House Inc. Draft Registration Statement on Form S-1 Submitted February 13, 2023 CIK No. 0001843165

Ladies and Gentlemen:

We hereby submit the responses of LQR House Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated March 10, 2023, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1 submitted February 13, 2023

Our Key Partnerships with CWS and Ssquared, page 1

1.	Please elaborate on the material terms of your agreement, including, but not limited to, the term of the agreement.

Response: We have revised the Registration Statement to disclose the material terms of our exclusive marketing agreement with CWS and Ssquared.

Summary Financial Information, page 6

2.	Please ensure the amounts presented here agree to the amounts presented on the face of your financial statements. In this regard, it appears that differences exist in the amounts related to total assets, total current liabilities and total stockholder’s equity.

Response: We have revised the “Summary Financial Information” section of the Registration Statement so that it is consistent with our financial statements.

Risk Factors, page 9

3.	You disclose on page 11 that you had net income of $1,962,726 for the year ended December 31, 2021. Please revise your disclosure to clarify that you had a net loss of $1,962,726 for the period ended December 31, 2021. Please also revise your disclosure on page 30 to delete your reference to “net income loss.”

Response: We have revised the Registration Statement as requested.

4.	We note your risk factor indicating that current market conditions and recessionary pressures in one or more of your markets may adversely affect your ability to grow your business. Please update both this risk factor and your Management’s Discussion and Analysis if recent inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.

Response: We respectfully note that inflationary pressures have not had a material effect on the Company’s financial condition or results of operations. Additionally, we have revised the risk factor beginning with “Current market conditions and recessionary pressures…” to state that inflationary pressures have not had a material effect on the Company’s financial condition or results of operations, and that the Company has not developed any plans or taken any actions to mitigate such inflationary pressures.

5.	We note that you intend on using a significant portion of the proceeds from this offering for the acquisition of alcohol distribution licenses. Please update your risk factor disclosure to discuss any industry specific risks involved with alcohol distribution.

Response: We respectfully note that the Company does not have any current plans to acquire alcohol distribution licenses and does not expect to develop any such plans in the near future. future. As such, we have revised the “Use of Proceeds” section in the Registration Statement to remove reference to acquisitions of alcohol distribution licenses.

Current market conditions and recessionary pressures..., page 16

6.	Please revise your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We respectfully note that inflationary pressures have not had a material effect on the Company’s financial condition or results of operations. Additionally, we have revised the risk factor beginning with “Current market conditions and recessionary pressures…” to state that inflationary pressures have not had a material effect on the Company’s financial condition or results of operations, and that the Company has not developed any plans or taken any actions to mitigate such inflationary pressures.

The COVID-19 pandemic may cause a material adverse effect on our business, page 17

7.	We note your disclosure regarding COVID-19 pandemic and its adverse effects on your industry. Please revise your risk factor disclosure so that risks you have actually encountered are not presented as purely hypothetical.

Response: We respectfully note that we have not encountered any actual material risks associated with the COVID-19 pandemic, and we do not believe that the pandemic poses any non-hypothetical material risks to our fully virtual business operations, or our financial condition. As such, we have revised the Registration Statement to remove the risk factor titled “The COVID-19 pandemic may cause a material adverse effect on our business”.

Use of Proceeds, page 26

8.	We note that you intend to use 66.7% of the proceeds of this offering for the acquisition of alcohol distribution licenses and alcoholic beverage brands. To the extent of acquiring other beverage brands, please refer to Item 504 of Regulation S-K and disclose whether you have identified any specific brands to acquire and the status of any negotiations with respect to the acquisition(s).

Response: We respectfully note that the Company does not have any current plans to acquire alcohol distribution licenses and does not expect to develop any such plans in the near future. We have revised the “Use of Proceeds” section in the Registration Statement to remove the reference to acquisitions of alcohol distribution licenses and to add disclosure in accordance with Instruction 6 to Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

9.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: We respectfully note that the Company is not involved in the distribution and/or manufacturing of alcoholic beverages, and that supply chain disruptions have not had a material effect on our results of operations or financial condition, and we do not expect supply chain disruptions to have a material effect on our results of operations or financial condition in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

10.	Please revise the presentation of gross profit (loss) in the table on page 32 to clarify that you had a gross loss of $(362,155) for the period ended December 31, 2021; your current presentation indicates you had gross profit of $362,155.

Response: We have revised the table in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement as requested.

Organizational Structure Following This Offering, page 37

11.	We note your reference to the diagram depicting your organizational structure. Please include the diagram in your next amendment.

Response: We have revised the Registration Statement to include the diagram depicting our organizational structure.

Human Capital, page 48

12.	We note your disclosure that you have no full-time employees. Please revise your disclosure to clarify whether you have any part-time employees.

Response: We have revised the “Human Capital” section of the Registration Statement as requested.

Executive Compensation, page 55

13.	Please revise you table to reflect compensation paid for December 31, 2022.

Response: We have revised the table in the “Executive Compensation” section of the Registration Statement as requested.

Government Regulation, page 59

14.	Please disclose any material alcohol related regulations applicable to your business.

Response: We have revised the “Government Regulations” section of the Registration Statement to add disclosure regarding alcohol related regulations that are or could be applicable to the Company now or in the future.

Financial Statements, page F-1

15.	Please include financial statements for the year ended December 31, 2022, and similarly update your financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

Response: We have revised the Registration Statement as requested.

Note 10 - Subsequent Events, page F-15

16.	Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: We have revised the Registration Statement as requested.

General

17.	We note that you intend on using a significant portion of the proceeds from this offering for the acquisition of alcohol distribution licenses. Please revise your disclosure to discuss any state or local regulatory approvals you may need in order to acquire these licenses.

Response: We respectfully note that the Company does not have any current plans to acquire alcohol distribution licenses and does not expect to develop any such plans at this time.

18.	Please provide clear disclosure as to whether you have contracts with your suppliers and the material terms of such contracts. Please file any material contract as an exhibit to your registration statement.

Response: We have revised the “Business” section of the Registration Statement to add disclosure regarding the material terms of our agreement with our only supplier.

19.	We note that you have several agreements and/or business transactions with Dollinger Innovations Inc. and Dollinger Holdings LLC. As applicable, please revise your registration statement to prominently disclose any conflict of interest and/or self-dealing concerns that may arise as a result of Mr. Sean Dollinger, your Chief Executive Officer’s involvement with Dollinger Innovations Inc. and Dollinger Holdings LLC.

Response: We respectfully note that Dollinger Innovations Inc. and Dollinger Holdings LLC have not had any material relationships or involvement with the Company since the consummation of the asset purchase agreement dated March 19, 2021, by and among the Company, Dollinger Innovations Inc., Dollinger Holdings LLC, and our Chief Executive Officer, which will be filed as an exhibit to the Registration Statement. Additionally, we note that there are no current relationships between the Company and Dollinger Innovations Inc. or Dollinger Holdings LLC, and the Company does not plan on conducting any transactions involving Dollinger Innovations Inc. or Dollinger Holdings LLC in the future.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (860) 912-9966 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

LQR House Inc.

By:	/s/ Sean Dollinger
Sean Dollinger
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

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